EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
	2003	2002	2001	2000	1999	1998
	(In thousands, except ratios)
Income (loss) before income taxes and extraordinary item	$43,203	$36,087	$(98,662)	$(164,151)	$(69,493)	$(32,873)
Add:
Interest expense	7,652	15,364	17,231	15,828	5,469	2,600
Interest portion of rent expense	3,277	6,235	6,995	4,935	3,333	1,600

Income (loss) before income taxes and extraordinary item, as adjusted	$54,132	$57,686	$(98,662)	$(164,151)	$(69,493)	$(32,873)

Fixed charges
Interest expense	$7,652	$15,364	$17,231	$15,828	$5,469	$2,600
Interest portion of rent expense	3,277	6,235	6,995	4,935	3,333	1,600

Fixed charges	$10,929	$21,599	$24,226	$20,763	$8,802	$4,200

Ratio of earnings to fixed charges (1)	5.0	2.7	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges (2)	N/A	N/A	$(98,662)	$(164,151)	$(69,493)	$(32,873)

(1)	Ratio of earnings to fixed charges means the ratio of net income (before fixed charges and income taxes) to fixed charges, where fixed charges are the aggregate of interest expense, amortization of the debt issuance costs and an allocation of rental charges to approximate equivalent interest.

(2)	Due to net losses incurred in 2001, 2000, 1999 and 1998, the ratio of earnings to fixed charges in those years was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

Pro Forma (1) Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2003	Year ended December 31, 2002
	(In thousands, except ratios)
Income before income taxes, as reported	$43,203	$36,087
Add interest expense, 5.0% convertible subordinated notes and 0.5% convertible subordinated debentures	7,120	13,753
Subtract pro forma interest expense, 0.5% convertible subordinated debentures	(1,460)	(2,920)

Pro forma income before income taxes (1)	48,863	46,920
Add:
Pro forma interest expense, 0.5% convertible subordinated debentures and other debt (1)	1,992	4,531
Interest portion of rent expense	3,277	6,235

Income before income taxes, as adjusted	$54,132	$57,686

Pro forma fixed charges
Pro forma interest expense, 0.5% convertible subordinated debentures and other debt (1)	$1,992	$4,531
Interest portion of rent expense	3,277	6,235

Pro forma fixed charges (1)	$5,269	$10,766

Pro forma ratio of earnings to fixed charges (1)	10.3	5.4

(1)	The pro forma figures reflect interest expense on the new debt as if it had replaced the old debt at the beginning of each period.

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